

Allison James, MBA · 2nd

Business Consultant at Allison James Consulting LLC

Durango, Colorado, United States ·

Contact info

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Allison James Consulting

University of Phoenix

Experience

Allison James Consulting

5 yrs 4 mos

Startup Business Consultant

Jan 2017 – Present · 4 yrs 9 mos

Global

Marketing and Strategy Consultant

Jun 2016 – Jan 2017 · 8 mos

Greater Seattle Area

Marketing and strategy services with an emphasis on delivering high quality, content accurate, and visually pleasing products within four key areas of focus: strategic planning, content clarity, analytic accuracy and creative desi ...see more


GOALS

Allison James

Marketing Project Manager

InterGlobal Resources International LLC

Dec 2015 – Jun 2016 · 7 mos

Redmond, WA

Part of a leadership group to found a start-up renewable energy company focused on electric microgrid implementation in the US and internationally.

...see more

Senior Geophysicist

EXCO Resources, Inc.

Nov 2013 – Nov 2015 · 2 yrs 1 mo

Dallas/Fort Worth Area

Production geoscience role for petroleum company engaged in the development and production of onshore U.S. oil and natural gas properties in shale resource plays.

...see more



Welcome to EXCO Resources, Inc.

Author, Editor and Graphics Designer

Stories of Women LLC

Nov 2011 – Apr 2014 · 2 yrs 6 mos

Durango, CO

The Mission of the Book Project - A collaborative project born of a desire to create something that would enrich us with prosperity, knowledge, and skills across many areas of business, and with a commitment to strong connec ...see more

Author

Piercing the Sky Book

May 2012 – Aug 2013 · 1 yr 4 mos

Durango, CO

Book Description:

In 1984, Allison James spent the summer hiking through the backwoods of the Colorado Mountains with a frien ...see more

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Education

University of Phoenix
Master of Business Administration (MBA), Business, Management, Marketing, and Related Support Services
2003 – 2006

MBA studies with an emphasis on marketing.

Colorado School of Mines
Bachelor of Science (B.Sc.), Geophysical Engineering
1979 – 1983

Minor in Environmental Science for Engineers

Colorado School of Mines
Minor, Environmental Science
1979 – 1983

Licenses & certifications

Certified Life Coach
Life Mastery Institute
Issued Oct 2014 · No Expiration Date

Kingdom Data Management
IHS Markit | Technology
Issued May 2014 · No Expiration Date

Kingdom Geophysics
IHS Markit | Technology
Issued Feb 2014 · No Expiration Date

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Volunteer experience

Naturalist

Colegio Internacional de Caracas
Sep 1999 – Apr 2001 • 1 yr 8 mos
Education

Created and led nature programs in El Avila National Park for children grades 1-3 including development of program workbook.

PTA President, Soccer Coach, and Musical Director

Colegio Internacional de Caracas
Aug 1998 – Jun 2001 • 2 yrs 11 mos
Children

Volunteer Naturalist & Trainer

Durango Nature Studies
Aug 2001 – Mar 2006 • 4 yrs 8 mos
Environment

Hands-on activities that teach kids about nature and science. Taught Durango and Farmington students in grades K through 8, plus many school groups from surrounding areas.

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Skills & endorsements

Marketing · 18

Endorsed by **Rich Coulter, who is highly skilled at this**

Marketing Strategy · 14

Endorsed by **2 of Allison's colleagues at Mobil Oil**

Public Relations · 13

Endorsed by **2 of Allison's colleagues at Mobil Oil**

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